United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 1, 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

September 1-30, 2024

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	September 18, 2024
Block Listing Interim Review	September 18, 2024
PDMR transactions in company shares	September 23, 2024
PDMR transactions in company shares	September 25, 2024
Total voting rights and capital at September 30, 2024	October 1, 2024

September 18, 2024

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 5,000 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $82.08	5,000.00

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5,000 Ordinary Shares Weighted Average Price: USD $82.08 Aggregated Price: USD $410,400.00
e)	Date of the transaction	2024-09-16
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

September 18, 2024
Coca-Cola Europacific Partners plc

BLOCK LISTING SIX MONTHLY RETURN

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 18 September 2024

Name of applicant:		Coca-Cola Europacific Partners plc
Name of scheme(s):		(1) the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan; and (2) the Coca-Cola European Partners plc Long-Term Incentive Plan 2016
Period of return	From:	18 March 2024	To:	17 September 2024
Balance of unallotted securities under scheme(s) from previous return:		10,150,385
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		653,577
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,496,808

Name of contact:	Lauren Brown, Head of Secretariat
Telephone number of contact:	+44 7919 485062

September 23, 2024

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Edward Walker
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.891270 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $80.88318	2.445635
		USD $0.00	2.445635

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.891270 Ordinary Shares Weighted Average Price: USD $40.441590 Aggregated Price: USD $197.810736
e)	Date of the transaction	2024-09-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.891270 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $80.88318	2.445635
		USD $0.00	2.445635

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.891270 Ordinary Shares Weighted Average Price: USD $40.441590 Aggregated Price: USD $197.810736
e)	Date of the transaction	2024-09-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.891270 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $80.88318	2.445635
		USD $0.00	2.445635

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.891270 Ordinary Shares Weighted Average Price: USD $40.441590 Aggregated Price: USD $197.810736
e)	Date of the transaction	2024-09-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.514968 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $80.88318	2.257484
		USD $0.00	2.257484

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.514968 Ordinary Shares Weighted Average Price: USD $40.441590 Aggregated Price: USD $182.5924847
e)	Date of the transaction	2024-09-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.381850 Ordinary Shares pursuant to the UK Shareshop
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $81.260365	2.38185

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.381850 Ordinary Shares Weighted Average Price: USD $81.260365 Aggregated Price: USD $193.550000
e)	Date of the transaction	2024-09-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.891270 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $80.88318	2.445635
		USD $0.00	2.445635

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.891270 Ordinary Shares Weighted Average Price: USD $40.441590 Aggregated Price: USD $197.810736
e)	Date of the transaction	2024-09-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.891270 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $80.88318	2.445635
		USD $0.00	2.445635

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.891270 Ordinary Shares Weighted Average Price: USD $40.441590 Aggregated Price: USD $197.810736
e)	Date of the transaction	2024-09-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	(1) Peter Brickley and (2) Cathryn Brickley
2	Reason for notification
a)	Position / status	(1) Chief Information Officer and (2) a PCA of the Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 640 Ordinary Shares in the joint account of Mr Peter Brickley and Mrs Cathryn Brickley (PCA of Peter Brickley)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $81.28	640

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 640 Ordinary Shares Weighted Average Price: USD $81.28 Aggregated Price: USD $52,019.20
e)	Date of the transaction	2024-09-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 8,000 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $80.7809	7,600
		USD $80.8000	100
		USD $80.8100	200
		USD $80.8200	100

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 8,000 Ordinary Shares Weighted Average Price: USD $80.7824 Aggregated Price: USD $646,258.84
e)	Date of the transaction	2024-09-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

September 25, 2024

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)
Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 11,100 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $80.4400	5,956
		USD $80.4500	630
		USD $80.4600	928
		USD $80.4610	100
		USD $80.4700	600
		USD $80.4800	600
		USD $80.4900	871
		USD $80.4910	200
		USD $80.5000	25
		USD $80.5100	100
		USD $80.5200	242
		USD $80.5300	352
		USD $80.5400	296
		USD $80.5401	200

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 11,100 Ordinary Shares Weighted Average Price: USD $80.460889 Aggregated Price: USD $893,115.870000
e)	Date of the transaction	2024-09-23
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

October 1, 2024

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 30 September 2024, Coca-Cola Europacific Partners plc had 460,933,634 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 460,933,634 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Lauren Brown
Head of Secretariat
+44 7919 485 062

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: October 1, 2024	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary